



Business Plan 2020



TABLE OF CONTENTS

Page





EXECUTIVE SUMMARY

Our goal is to build pre-leased agricultural facilities for the world's top hog integrators. Pork is the number one source of protein accounting for 38% of the global market with an annual market growth of >5%. Existing pig housing stock continues to age while demand continues to increase resulting in a high market demand for newly built hog barns. Our facilities are fitted with our award-winning filtration technology. Our unique process decreases odors while creating two valuable resources: a high value fertilizer and reuse water. Viroment barns promote a healthier growing and work environment.

COMPANY BIO: Viroment's proprietary technology solves the challenges of waste sludge disposal. Our treatment system significantly lowers the disposal hauling cost thus reducing environmental impact. Viroment's innovation paves the way for a redeployment of a validated adjacent industry application.

DISTRIBUTION MODEL / METHODOLOGY: Viroment develops strategic partnerships with best in class region partners in each vertical. These experienced market partners / leaders become early adopters and distribution partners for our system in each market responsible for marketing, sales, installations, servicing and tech support. Viroment USA, in turn, supports this partner behind the scenes on an as needed basis. Lower Costs. Less Regulation. Sustainable Process.

MEDIA: Viroment has been featured in Forbes, Fortune Magazine, MSNBC, Reuters, China TV, Global Water Intelligence Magazine, South China Morning Post, Japan Times, Caixin Global (China), Financial Times, Biz Journals, Yahoo Finance, China Daily & Daily Mail (United Kingdom).

NOTABLE EVENTS: Hurricane Harvey (Houston, Texas) Viroment deployed several wastewater processing units to assist the City of Houston's Wastewater Treatment plant in responding to the natural disaster. The emergency response has led to a continued partnership and processing at their facilities to this day.

US Commercial Services Trade Mission (Beijing, China) Viroment executed an $800M partnership agreement with government owned Hangzhou Iron and Steel. The contract signing was witness by both US President Trump and China President Xi at the Great Hall of the People in Beijing on November 9th, 2017.

THE PROBLEM

Market demand for pork is not being met resulting in a sharp demand by hog growers, called Integrators, for pig growing spaces (hog barns). Regional pork processing facilities are currently operating significantly below potential capacity further indicting the extreme demand for market growth demands.

Most integrators do not want to own land or facilities preferring to invest in live animal assets. Farmers who own the land do not want to do the daily labor and typically only have the capacity for one site at a time. Current demand continues to outpace supply for pork growing housing stock.

The information contained within this Business Plan is forward looking which cannot be guaranteed.



OUR SOLUTION

Organize multi-build barn packages attracting best-in-class market corporate partners resulting in long-term cash flowing corporate leasing contracts.



TECHNICAL ADVANTAGES

New Barn	Current / Old Barn
Manure Footprint Reduced > 90%	Large Sludge Footprint
Constant Flush	Long Term Periodic (6 / 12 month)
Low / No Odor	High Odor
No Fresh Water Needed to Flush	High Fresh Water Flush Consumption
Less / No Flies	Animal Agitation & Pathogen Risks
Promotes Animal Wellness	4% Minimum Death Rate
Promotes Faster Growth	No
Manure Marketable Commodity	Cost to Dispose Plus Regulatory
Barn Modernization / Optimization	Increased Labor Animal Health Costs
Gridded / Planned Locations	Random
40+ year life	Near or End of Useful Life
Labor Friendly / Attractive	Prone to Dissatisfaction /Staff Turnover
Organic Ready	No
No Cross-Contamination	Sludge Pumper Create a Bio-Security Risk



FINANCIALS

Cash Flow Each Barn (Year 1)

Cost of Assets / Each	2,100,000
Gross Revenue / Year	
Lease	195,000
Other (Manure 50%)	70,345
	265,345
Expenses / Year	
OPEX (Triple-net lease)	0
Debt Serv/Tax	
168,844	- 168,844
Net Profit / Barn	**96,501**

Debt Service Coverage Ratio   1.57

Rollout Schedule

Barn	June	July	Aug	Sept	Oct	Nov	Dec	2020 YE
1	8,042	8,042	8,042	8,042	8,042	8,042	8,042	56,292
2		8,042	8,042	8,042	8,042	8,042	8,042	48,250
3			8,042	8,042	8,042	8,042	8,042	40,209
4				8,042	8,042	8,042	8,042	32,167
CF/Mo	8,042	16,083	24,125	32,167	32,167	32,167	32,167	176,918

First Five Years Cash Flows

	2020	2021	2022	2023	2024
Cash Flow	176,918	386,004	386,004	386,004	386,004
Principal Reduce	310,943	368,424	398,063	413,765	430,086
	487,851	754,428	784,067	799,768	816,090

Twenty (20) Year Gain for Four (4) - Barns Including Debt Service

$19,000,000

*Financial Assumptions: Debt Service at 3.875%, barn size of 6,500 hog capacity, base lease rate of $30 / pig space triple net, 15-year leases, barn life exceeds 40 years with historical supportive data/experience, and amortization of 17 years.

The information contained within this Business Plan is forward looking which cannot be guaranteed.



DOMESTIC AGRICULTURAL MARKETS

Livestock production rankings by state:

Pork	Beef
#1 Iowa	#1 Texas
#2 North Carolina	#2 Nebraska
#3 Minnesota	
#4 Illinois	
#5 Indiana	
#6 Nebraska	

In 1982 Nebraska enacted unique legislation barring corporate farm ownership and/or operations. Although this law was recently overturned in 2015, it did establish and promote larger family farm growth within the state of Nebraska during that span of time. Several home-grown Nebraska operations have expanded substantially and as a result, control the Nebraska regional market which funnels meat to in-state meat processing facilities.

The resulting pork market (about 80%) in Nebraska is currently controlled by just a handful of organizations or individuals. Similar metrics can be said for Nebraska's beef market. These organizations have operations that span the surrounding states and even heavily into Illinois and beyond. Coincidentally, or perhaps by unintended legislative design, the epicenter of these organizations is in NE Nebraska between Lincoln and Omaha.

THE OPPORTUNITY

Partners:

- Well-connected feed mill owner with ownership of 30,000 pig spaces concerned over giving his manure nutrients away for free;

- Major player in the barn builder market deals with land acquisition for discard of nutrients for past and future clients; and

- Sludge/manure dewatering expert with a business development background.

Strategic Partners:

- Top global corporate integrators with 15-yr guaranteed leases; and

- Cooperative with $700M in assets providing support.

The information contained within this Business Plan is forward looking which cannot be guaranteed.



COMPANY PRINCIPLES

Paul Koenig
CEO



Raised on a family "Century Award" farm in central Minnesota USA and later attended the University of Minnesota where he participated in varsity football for the Gophers while majoring in business and science.

After college Paul became involved in real estate starting out volunteering for property owners eventually becoming one of the largest private vouchers-based Section 8 HUD housing provider in the upper Midwest. Paul's personal real estate portfolio has included 750+ real estate transactions, new construction builds of 100+ new properties in low income neighborhoods and 100+ fully remodeled (complete code compliance properties) multi-family properties.

Currently, Paul is the CEO of Viroment, an award-winning clean tech company in the wastewater space. The company's innovative technology reduces wastewater sludge footprints by up to 95% creating clean reuse water and a valuable multiuse bio-cake.

(November 2017) Paul was invited to a Beijing China to participate in the historic US Commercial Services Trade Mission event held at the Great Hall of the People in Beijing China. Viroment executed contracts in the amount of $800M with Hangzhou Iron and Steel and $100M with Guanye Guangdong Environmental Protection Company Limited; both of which are Chinese Government State Owned Companies. The singing event was personally witnessed by United States Secretary Commerce Wilbur Ross, President Donald Trump and President Xi Jinping (China).

Media Link: https://eblnews.com/video/paul-koenig-us-business-delegation-president-trump-china-253693

Paul has been a strong and influencing advocate on both a professional and personal basis. He is widely known to his clients and friends as a resourceful. Paul enjoys coaching youth sports, volunteering on community association boards and solving large scale problems.

Russ Vering
Partner



Russ Vering resides in Scribner, NE and operates Central Plains Milling (CPM) in Howells, Nebraska in a partnership between Russ and Frontier Cooperative of Brainard, Nebraska.

CPM manufactures feed for swine, cattle and poultry. CPM's revenues are in excess of $25M/year with growth projections to reach $50M/year. In 2016 Russ purchased the former Husker Coop in

Columbus NE investing $850,000 to update the facility under the CPM brand. CPM owns a proprietary home-grown recipe or blend of feed for its clients in addition to traditional feed stock it sells. This unique blend netted a $1,000,000 distribution agreement with feed giant JBS for distribution of the product across the region.

After college Russ worked on his family farm and eventually became owner of the family farm. Russ is personally involved with contract wean-to-finish sites in several surrounding counties in eastern Nebraska. He has been recognized for his participation in TQA taskforce.

The information contained within this Business Plan is forward looking which cannot be guaranteed.



Russ is a board member of the Nebraska Pork Producers Association. In his role as a board member Russ has been on several US Trade Mission, played a critical role in both charitable events / donations as well as in an advisory position for government oversight and regulatory compliance. Russ Attended the University of Nebraska on a wrestling scholarship is married with two daughters.

Chris Reimers
Partner



Chris is originally from West Point, Nebraska. Chris attended the University of Nebraska-Lincoln majoring in Agricultural Engineering. Chris was an operations manager at ADM in Sioux City, Iowa before he settled in with Settje Agri-Services. In his current role he manages manure marketing & application, agronomy services, and CAFO environmental compliance.

Recently, Chris played an integral role in the Costco "1 Billion Bird Facility" in Nebraska: https://civileats.com/2018/12/11/costcos-100-million-chickens-will-change-the-future-of-nebraska-farming/. Chris responsibilities for this first of its kind project addressed compliance, engineering and groundwork for this block chain supply of Costco's famed "$4.99 for a Four-Pound Chicken" product.

Chris's current footprint at Settje includes manure marketing that spans across their 8,000 barns-built client-base across the Central USA. Chris's top clients control 80% of the regional livestock space.



(Front to back – Paul, Russ & Chris)

The information contained within this Business Plan is forward looking which cannot be guaranteed.



MARKET SUMMARY RADIUS – FEED MILL vs. KILL PLANT



Mankato
Chamberlain
Mitchell
Winner
Sioux Falls
90
29
35
Mason
YANKTON
RESERVATION
Yankton
Vermillion
Le Mars
Fort Dodge
Sioux City
Norfolk
IOWA
Des Moines
West Des Moines
80
NEBRASKA
Broken Bow
Omaha
Papillion
Bellevue
Grand Island
York
Cozad
Kearney
Hastings
Holdrege
Beatrice
Manhattan
Topeka
Kansas City

30 miles	Tyson (Madison NE)	2,920,000 hogs
40 miles	WholeStone Farms (Fremont NE)	3,833,000 hogs
80 miles	Smithfield Foods (Crete NE)	4,015,000 hogs
83 miles	Seaboard Triumph Foods (Sioux City, IO)	3,723,000 hogs
210 miles	Seaboard Triumph Foods (St. Joseph, MO)	
220 miles	Prestidge Farms (Eagle Grove, Iowa)	

The information contained within this Business Plan is forward looking which cannot be guaranteed.



SELECTED FACILITY SITES



(30+ proximity to partner owned feed mills & meat processing)

SUSTAINABILITY

The Viroment dewatering and filtration equipment shall be deployed to process manure in real-time. This contributed equipment promotes animal health and has less impact on the local ecosystems including humans.

Because we can reintroduce our filtered and sterilized water to the closed loop flushing system, we are able to reduce odor, gas emissions, flies, and pathogens.

The process creates to valuable reuse byproducts from the waste sludge:

1. <u>Solids</u>. A valuable bio-cake rich in nutrients with significant market value. This organic fertilizer reduces sludge haul away footprints from hog barn pits and retention ponds provides up to a 25X reduction transportation costs (fuel, labor, vehicle).

2. <u>Filtered Water</u>. Reusable water may also be used for animal cooling, washdown or flushing with the balance able to be safely discharged.





PRO FORMA PROJECTIONS

Corporate Integrator projected pace is one barn per week in year one increasing the pace by one barn per month over a 4-year period.

PROJECTIONS - 6500 Barn Series
($2,100,000 / Barn)

2020

Barn #	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2020 YE
1						8,042	8,042	8,042	8,042	8,042	8,042	8,042	56,292
2							8,042	8,042	8,042	8,042	8,042	8,042	48,250
3								8,042	8,042	8,042	8,042	8,042	40,209
4									8,042	8,042	8,042	8,042	32,167
5										8,042	8,042	8,042	24,125
6											8,042	8,042	16,083
7												8,042	8,042
CF / Mo	0	0	0	0	0	8,042	16,083	24,125	32,167	40,209	48,250	56,292	225,169

2021

Barn #	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2021 YE
Existing	56,292	56,292	56,292	56,292	56,292	56,292	56,292	56,292	56,292	56,292	56,292	56,292	675,506
8-9	16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	193,002
10-11		16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	176,918
12-13			16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	160,835
14-15				16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	144,751
16-17					16,083	16,083	16,083	16,083	16,083	16,083	16,083	16,083	128,668
18-19						16,083	16,083	16,083	16,083	16,083	16,083	16,083	112,584
20-21							16,083	16,083	16,083	16,083	16,083	16,083	96,501
22-23								16,083	16,083	16,083	16,083	16,083	80,417
24-25									16,083	16,083	16,083	16,083	64,334
26-27										16,083	16,083	16,083	48,250
28-29											16,083	16,083	32,167
30-31												16,083	16,083
CF / Mo	72,376	88,459	104,543	120,626	136,710	152,793	168,877	184,960	201,044	217,127	233,210	249,294	1,930,018

The information contained within this Business Plan is forward looking which cannot be guaranteed.



2022

Barn #	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2022 YE
Existing	249,294	49,294	249,294	249,294	249,294	249,294	249,294	249,294	249,294	249,294	249,294	249,294	2,991,528
32-34	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	289,503
35-37		4,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	265,377
38-40			24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	241,252
41-43				24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	217,127
44-46					24,125	24,125	24,125	24,125	24,125	24,125	24,125	24,125	193,002
47-49						24,125	24,125	24,125	24,125	24,125	24,125	24,125	168,877
50-52							24,125	24,125	24,125	24,125	24,125	24,125	144,751
53-55								24,125	24,125	24,125	24,125	24,125	120,626
56-58									24,125	24,125	24,125	24,125	96,501
59-61										24,125	24,125	24,125	72,376
62-64											24,125	24,125	48,250
65-67												24,125	24,125
CF / Mo	273,419	297,544	321,670	345,795	369,920	394,045	418,171	442,296	466,421	490,546	514,671	538,797	4,873,295

2023

Barn #	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2023 YE
Existing	538,797	538,797	538,797	538,797	538,797	538,797	538,797	538,797	538,797	538,797	538,797	538,797	6,465,560
68-71	32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	386,004
72-75		32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	353,837
76-79			32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	321,670
80-83				32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	289,503
84-87					32,167	32,167	32,167	32,167	32,167	32,167	32,167	32,167	257,336
88-91						32,167	32,167	32,167	32,167	32,167	32,167	32,167	225,169
92-95							32,167	32,167	32,167	32,167	32,167	32,167	193,002
96-99								32,167	32,167	32,167	32,167	32,167	160,835
100-103									32,167	32,167	32,167	32,167	128,668
104-107										32,167	32,167	32,167	96,501
108-111											32,167	32,167	64,334
112-115												32,167	32,167
CF / Mo	570,964	603,131	635,298	667,465	699,631	731,798	763,965	796,132	828,299	860,466	892,633	924,800	8,974,583

2024 +

Barns	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2024 YE
115	924,800	924,800	924,800	924,800	924,800	924,800	924,800	924,800	924,800	924,800	924,800	924,800	11,097,603

Year	Cumulative CF	Year	Cumulative CF	Year	Cumulative CF
2020	225,169	2025	38,198,271	2030	93,686,286
2021	2,155,187	2026	49,295,874	2031	104,783,889
2022	7,028,482	2027	60,393,477	2032	115,881,492
2023	16,003,065	2028	71,491,080	2033	126,979,095
2024	27,100,668	2029	82,588,683	2034	138,076,698

Equity @ 15 years	241,500,000	Number of Barns	115 Barns
15-year Cash Flow	138,076,698	Lease Terms:	15 year
Equity + Cash Flow	379,576,698	Lease Type	Triple Net
Cash Flow @ 16+	22,425,000	**Debt Service Coverage Ratio**	**1.572**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The financials provided are goal orientated and for illustrations of potential and are not guaranteed.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained within this Business Plan is forward looking which cannot be guaranteed.